Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Martin Marietta Materials, Inc. for the registration of debt securities, common stock, preferred stock, and warrants and to the incorporation by reference therein of our report dated February 24, 2017, except for the recently adopted accounting pronouncements discussed in Note A and the effects of the segment change discussed in Note O, as to which the date is May 12, 2017, with respect to the consolidated financial statements of Martin Marietta Materials, Inc. included in Martin Marietta Materials, Inc.’s Current Report on Form 8-K dated May 12, 2017, and the financial statement schedule included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

May 12, 2017